POWERHANDZ, INC.

INVESTORS' RIGHTS AGREEMENT

TABLE OF CONTENTS

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE], (the "**Effective Date**"), by and among PowerHandz, Inc., a Texas corporation (the "**Company**"), each of the investors listed on Schedule A hereto (collectively, the "**Investors**" and singularly, an "**Investor**") and any additional investor that becomes a party to this Agreement in accordance with Section 6.8 hereof.

BACKGROUND

A.   The Company and each Investor are parties to either (i) the Series Seed-1 Preferred Stock Purchase Agreement (the "**Series Seed-1 Purchase Agreement**") or (ii) the Series Seed-2 Preferred Stock Purchase Agreement (the "**Series Seed-2 Purchase Agreement**" and collectively with the Series Seed-1 Purchase Agreement, the "**Purchase Agreement**").

B.   In order to induce the Company to enter into the Series Seed-1 Purchase Agreement and Series Seed-2 Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to receive certain information from the Company and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1.   Definitions. For purposes of this Agreement:

1.1   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2   "**Board of Directors**" means the Board of Directors of the Company.

1.3   "**Common Stock**" means shares of the Company's common stock, par value $0.001 per share.

1.4   "**Certificate of Formation**" means the Company's Amended and Restated Certificate of Formation, as amended and/or restated from time to time.

1.5   "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the manufacturing, distributing, and selling of athletic training equipment and products, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than twenty percent (20)% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

1.6   "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.7   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.8   "**FOIA Party**" means a Person that, in the reasonable determination of the Board of Directors, may be subject to, and thereby required to disclose non-public information furnished by or relating to the Company under, the Freedom of Information Act, 5 U.S.C. 552 ("**FOIA**"), any state public records access law, any state or other jurisdiction's laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement.

1.9   "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.10   "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.11   "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.12   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.13   "**Preferred Stock**" means, collectively, shares of the Company's Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock, par value $0.001 per share.

1.14   "**SEC**" means the Securities and Exchange Commission.

1.15   "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2.   Restrictions on Transfer. The Company covenants and agrees as follows:

2.1   Restrictions, Generally. The Preferred Stock shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Investor will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock held by such Investor to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

2.2   Legend. Each certificate, instrument, or book entry representing (i) the Preferred Stock, and (ii) any other securities issued in respect of the Preferred Stock, upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH

SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

3.   Information Rights.

3.1   Delivery of Financial Statements. The Company shall deliver to each Investor, provided that the Board of Directors has not reasonably determined that such Investor is a Competitor of the Company:

(a)   as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year;

(b)   a monthly business update which includes an overview of key metrics and financial performance; and

(c)   as soon as practicable, but in any event 30 days before the end of each fiscal year, a budget and business plan for the next fiscal year, approved by the Board of Directors and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2   Inspection. The Company shall permit each Investor (provided that the Board of Directors has not reasonably determined that such Investor is a Competitor of the Company), at such Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Investor; provided, however, that the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3   Termination of Information Rights. The covenants set forth in Subsection 3.1 and Subsection 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Formation, whichever event occurs first.

3.4   Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.4 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Preferred Stock from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.4; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4.   Rights to Future Stock Issuances.

4.1   Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Investor. An investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, and (ii) its Affiliates; provided that each such Affiliate (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, (y) agrees to enter into this Agreement and each of the Voting Agreement and Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any Competitor or FOIA Party shall not be entitled to any rights as an investor under Subsections 3.1, 3.2 and 4.1 hereof), and (z) agrees to purchase at least such number of New Securities as are allocable hereunder to the Investor holding the fewest number of Preferred Stock and any other Derivative Securities.

(a)   The Company shall give notice (the "**Offer Notice**") to each Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within 20 days after the Offer Notice is given, each Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities set aside by the Board of Directors for purchase by existing investors which equals the proportion that the Common Stock then held by such Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other Derivative Securities). The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of 90 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investors in accordance with this Subsection 4.1.

(d)   The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Formation); and (ii) shares of Common Stock issued in the IPO.

(e)   The right of first offer set forth in this Subsection 4.1 shall terminate with respect to any Investor who fails to purchase, in any transaction subject to this Subsection 4.1, all of such Investor's pro rata amount of the New Securities allocated (or, if less than such Investor's pro rata amount is offered by the Company, such lesser amount so offered) to such Investor pursuant to this Subsection 4.1. Following any such termination, such Investor shall no longer be deemed an "Investor" for any purpose of this Subsection 4.1.

4.2   Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Formation, whichever event occurs first.

5. Additional Covenants.

5.1 Employee Agreements. The Company will cause each current or future officer, employee, and consultant of the Company to enter into a nondisclosure and proprietary rights assignment agreement, which includes, in the case of employees, (i) a non-competition agreement (unless such employee is located in California) and (ii) a non-solicitation of customers and employees provision, in form and substance satisfactory to the Board. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or increase the salary of the Founder (as defined below) without the consent of the Board.

5.2 Insurance. The Company shall use its commercially reasonable efforts to obtain, within 90 days of the Effective Date, from financially sound and reputable insurers directors and officers liability insurance and term "key-person" insurance on Danyel Surrency Jones (the "**Founder**"), each in an amount and on terms and conditions satisfactory to the Board of Directors, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued. The key-person policy shall name the Company as loss payee, and neither policy shall be cancelable by the Company without prior approval by the Board of Directors.

5.3 Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

5.4 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, its Certificate of Formation, or elsewhere, as the case may be.

5.5 Indemnification Matters. The Company hereby acknowledges that one (1) or more of the directors nominated to serve on the Board of Directors by the Investors (each a "**Fund Director**") may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their affiliates (collectively, the "**Fund Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Fund Director are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Fund Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Fund Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Fund Director to the extent legally permitted and as required by the Certificate of Formation or Bylaws of the Company (or any agreement between the Company and such Fund Director), without regard to any rights such Fund Director may have against the Fund Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of any such Fund Director with respect to any claim for which such Fund Director has sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Fund Director against the Company.

5.6   Termination of Covenants. The covenants set forth in this Section 5, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO; (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act; or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Formation, whichever event occurs first.

6.   Miscellaneous.

6.1   Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by an Investor to a transferee of Preferred Stock; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Preferred Stock with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. For the purposes of determining the number of shares of Preferred Stock held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of an Investor; (2) who is an Investor's Immediate Family Member; or (3) that is a trust for the benefit of an individual Investor or such Investor's Immediate Family Member shall be aggregated together and with those of the transferring Investor; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2   Governing Law. This Agreement shall be governed by the internal law of the State of Texas.

6.3   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4   Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy shall also be sent to Vela Wood P.C., Attn: Kevin Vela, 5307 E. Mockingbird Lane, Suite 802, Dallas, Texas 75206, kvela@velawoodlaw.com.

6.6   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of 50% of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Series Seed Preferred Stock held by the Investors (voting as a single class and on an as-converted basis); provided that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7   Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.9   Entire Agreement. This Agreement (including any Schedules hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.10   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Texas and to the jurisdiction of the United States District Court for the Northern District of Texas for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Texas or the United States District Court for the Northern District of Texas, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Northern District of Texas or any court of the State of Texas having subject matter jurisdiction.

6.11   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Powerhandz, Inc

Founder Signature

Name: [FOUNDER NAME]

Title:

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

By: _____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

State of Residency: [STATE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

POWERHANDZ, INC.

STOCK PURCHASE AGREEMENT

Series Seed-1 Preferred Stock

August 2018

Exhibit A	**Investors' Rights Agreement**
Exhibit B	**Restated Certificate of Formation**
Exhibit C	**Right of First Offer and Co-Sale Agreement**
Exhibit D	**Voting Agreement**
Exhibit E	**Bylaws**
Exhibit F	**Capitalization Table**

STOCK PURCHASE AGREEMENT

Offering: **Series Seed Preferred Stock**

Company: **PowerHandz, Inc.**

Investor: **As Listed on the Signature Page**

Purchase: **Shares of Series Seed-1 Preferred Stock of PowerHandz, Inc.**

This Stock Purchase Agreement (this **"Agreement"**) is made and entered into as of the date listed on the Signature Page to this Agreement (the **"Effective Date"**), by and between PowerHandz, Inc., a Texas corporation (the **"Company"**) and the investor listed on the Signature Page (the **"Investor"**). This Agreement contains investment and tax disclosures in Article IV. Please read them carefully prior to executing this Agreement. The Company and each Investor may be referred to herein individually as a **"Party"** and collectively as the **"Parties."**

BACKGROUND

A.   On October 4, 2017, the board of directors of the Company (the **"Board"**) authorized the sale of up to $1,020,000 in the aggregate of Series Seed Preferred Stock of the Company (each a **"Security"** and collectively, the **"Securities"**), which includes the conversion of approximately $380,000 of outstanding convertible notes.

B.   The Investor desires to purchase from the Company the number of Securities as listed on the Signature Page of this Agreement on the terms and subject to the conditions set forth herein.

ARTICLE I
PURCHASE OF SECURITIES

1.01   **Purchase.** At the Closing (as defined below), the Investor shall acquire from the Company, and the Company shall assign, transfer and convey to the Investor, the number of Securities as listed on the Signature Page of this Agreement, free and clear of all liens, claims and encumbrances (the **"Purchase"**).

1.02   **Purchase Price.** The purchase price for each Security shall be $0.4379 per Security (the **"Purchase Price"**), for an aggregate total listed on the Signature Page of this Agreement (the **"Aggregate Purchase Price"**). The Investor must pay to the Company the Aggregate Purchase Price by cashier's check, wire transfer of immediately available funds, or other means approved by the Company. In the event that the Company agrees to accept payment by a standard check or similar method, the Company reserves the right to hold the funds in suspense, and delay the Closing for the Investor's Securities, in order to verify the validity and sufficiency of the Investor's funds.

1.03   **Closing.** Upon submission of a fully executed copy of this Agreement to the Company by the Investor and receipt of the Aggregate Purchase Price, the Company will place the signature of a duly authorized officer of the Company upon this Agreement and provide a copy to the Investor, at which time the purchase of the Securities will be considered to have closed (the **"Closing"**). As a condition precedent to closing, as applicable, the Investor shall also deliver to the Company an

Investors' Rights Agreements, a form of which is attached hereto as <u>Exhibit A</u> (the "**IRA**"), a Right of First Offer and Co-Sale Agreement, a form of which is attached hereto as <u>Exhibit C</u> (the "**ROFR & Co-Sale Agreement**"), and a Voting Agreement, a form of which is attached hereto as <u>Exhibit D</u> (the "**Voting Agreement**") (together with this Agreement, the "**Transaction Documents**").

The Parties may elect to have the Transaction Documents and Aggregate Purchase Price held in trust by an attorney or attorneys such that the Transaction Documents and Aggregate Purchase Price will be exchanged once all closing steps have been satisfied. Each Party shall use best efforts to deliver the Transaction Documents as soon as possible.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.01   **Representations and Warranties of the Company.** The Company hereby represents and warrants as follows:

(a)   <u>Organization, Standing, and Capitalization</u>. The Company was duly formed and organized under the laws of the State of Texas as a corporation on November 21, 2013 by filing its Certificate of Formation with the Secretary of State. Prior to the Closing, the Company shall file an Amended and Restated Certificate of Formation, in substantially the same form as attached hereto as <u>Exhibit B</u> (the "**Restated Certificate**"), with the Texas Secretary of State. The Company is in good standing under the laws of the State of Texas. The Company has authorized the Purchase to raise capital for the operations and growth of the Company. The Company's Bylaws in effect as of the Effective Date are attached hereto as <u>Exhibit E</u>. The current capitalization table of the Company is attached hereto as <u>Exhibit F</u>.

(b)   <u>Authorization</u>. As of the Closing, all action on the part of the Company necessary for the authorization, execution, and delivery of this Agreement, and the other documents and agreements executed by the Company in connection with this Agreement or contemplated hereby, including without limitation the Restated Certificate and the Bylaws (collectively the "**Ancillary Documents**"), and the performance of all obligations of the Company hereunder and thereunder shall have been taken, and this Agreement and the Ancillary Documents, assuming due execution by the Parties and the parties thereto, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, subject to: (1) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies and (2) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect generally relating to or affecting creditors' rights.

(c)   <u>Title</u>. The Company is the record and beneficial owner of, and holds good and valid title free and clear of any and all liens, claims and encumbrances, to the Securities. As of the Effective Date, the Company has the power and authority to sell, transfer, assign and deliver the Securities owned by the Company as provided in this Agreement, and such delivery will convey to the Investor good and valid title to the Securities, free and clear of any and all liens, claims and encumbrances.

(d)   <u>Governmental Consents</u>. No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the Purchase and other transactions contemplated by this Agreement except for the following: (1) the filing of such notices as may be required under the Securities Act and (2) the compliance with any applicable state securities laws, which compliance will occur within the appropriate time periods therefor.

(e)   Litigation. To the best of the Company's knowledge, there are no actions, suits, proceedings, or investigations, pending or threatened, before any court, administrative agency, or other governmental body against the Company which question the validity of this Agreement, or the right of the Company to enter into this Agreement or to consummate the Purchase and other transactions contemplated hereby, or which would reasonably be expected to have a material adverse effect on the Company.

(f)   Intellectual Property. For purposes of this paragraph 2.01(f), "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, tradenames, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted. The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

(g)   Indemnification. The Company agrees to indemnify and hold harmless the Investor, its agents, employees, and officers, from and against any and all losses, claims, damages or liabilities (including costs and attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement made by the Company in this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF INVESTOR

3.01   **Representations and Warranties of the Investor.** The Investor hereby represents and warrants that:

(a)   Binding Obligation. This Agreement is a valid, binding and enforceable obligation of the Investor.

(b)   Domicile. If the Investor is an individual, the Investor is at least 18 years of age and a resident of the United States.

(c)   Investor Suitability. If the Investor's annual income or net worth is less than $107,000, the Investor has not, in the past twelve (12) months (including the date hereof), invested more than the greater of (i) five percent (5%) of the lesser of such annual income and net worth and (ii) $2,200 in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement), and will not, in the following twelve (12) months (including the date hereof), invest more than the greater of (a) five percent (5%) of the lesser of such annual income and net worth and (b) $2,200 in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement). If the Investor's annual income and net worth are both equal to or greater than $107,000, the Purchaser has not, in the past twelve (12) months (including the date hereof), invested more than ten percent (10%) of the lesser of such annual income and net worth in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement), and will not, in the following twelve (12) months (including the date hereof), invest more than ten percent (10%) of the lesser of such annual income and net worth in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement). In no event has the Investor, in the past twelve (12) months invested more than $107,000 in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement), and in no event will the Investor, in the following twelve (12) months investor more than $107,000 in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement).

(d) Authorization. The Investor has full power and authority to enter into this Agreement and the Ancillary Documents. This Agreement and the Ancillary Documents to which such Investor is a party, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

(e) Investment. The Investor is acquiring the Securities for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof. The Investor further represents that it does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participation to any third person with respect to any of the Securities.

(f) No Registration or Qualification. The Investor acknowledges that the Securities have not been and will not be registered under the Securities Act and are being offered and sold under one or more of the exemptions from registration provided for in Sections 4(2) and 3(b) of the Securities Act. The Investor also acknowledges that the Company is relying on the truth and accuracy of the Investor's representations, warranties, and acknowledgments made in this Agreement, including without limitation, the bona fide nature of the investment intent as expressed herein, in offering the Securities for sale without registering them under the Securities Act or qualifying them under applicable state securities laws.

(g) Rule 144. The Investor acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act and any applicable state securities laws or an exemption from such registration is available and the transfer thereof is otherwise permitted under the Ancillary Documents. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act that permit limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions. The Investor covenants that, in the absence of an effective registration statement covering the Securities in question, the Investor will sell, transfer, distribute, or otherwise dispose of (collectively, "**Transfer**") the Securities only in a manner consistent with its representations and covenants set forth in this Article and those set forth in the Ancillary Documents. In connection therewith, the Investor acknowledges that the Company will make a notation on its books regarding the restrictions on Transfers set forth in this Article and will transfer Securities on the books of Company only to the extent not inconsistent therewith.

(h)   Speculative Securities. The Investor understands that (i) an investment in the Securities is suitable only for an investor who is able to bear the economic consequences of losing its entire investment; (ii) an investment in the Securities is speculative and involves a high degree of risk of loss; and (iii) there are substantial restrictions on the transferability of, and there is not currently and there may never be a public market for, the Securities, and accordingly, the Investor may not be able to liquidate an investment in the Securities in the case of an emergency.

(i)   Ability to Bear Risk. The Investor has the financial ability (i) to bear the economic risk of an investment in the Securities; (ii) to hold the Securities for an indefinite period of time; and (iii) to afford a complete loss of an investment in the Securities without experiencing any undue financial difficulties. In addition, the Investor's commitments to all speculative investments (including the investment in the Securities) are reasonable in relation to the Investor's net worth and annual income.

(j)   Access to Data. The Investor has received and reviewed information about the Company and has had an opportunity to discuss the Company's business, management, and financial affairs with the Company's management and to review the Company's facilities. The Investor understands that such discussions, as well as any written information provided by the Company, were intended to describe the aspects of the Company's business and prospects which the Company believes to be material, but were not necessarily a thorough or exhaustive description, and except as expressly set forth in this Agreement, the Company makes no representation or warranty with respect to the completeness of such information and makes no representation or warranty of any kind with respect to any information provided by any entity other than the Company. Some of such information includes projections as to the future performance of the Company, which projections may not be realized, are based on assumptions which may not be correct, and are subject to numerous factors beyond the Company's control.

(k)   Transfer Restrictions. The Investor agrees not to sell, convey, transfer, pledge, hypothecate, or otherwise dispose of any of the Securities without the prior written consent of the Company and only in accordance with the Ancillary Documents.

(l)   No General Solicitation. The Investor represents that at no time was the Investor presented with or solicited by any leaflet, public informational meeting, newspaper or magazine article, radio or television advertisement or any other form of general advertising or general solicitation relating to the purchase of the Securities.

(m)   No Guarantee. The Investor acknowledges that the Company or its principals, including any of the officers, members of the Board, stockholders of the Company (the "**Stockholders**"), employees or agents, or any other persons, whether expressly or by implication, has never represented, guaranteed or warranted by that: (a) the Company or the Investor will realize any given percentage of profits and/or amount or type of consideration, profit or loss as a result of the Company's activities or the Investor's investment in the Company; or (b) the past performance or experience of the management of the Company, or of any other person, will in any way indicate the predictable results of the ownership of the Securities or of the Company's activities.

(n)   Residence. If the Investor is an individual, then the Investor resides in the state identified in the address of the Investor set forth on the Signature Page; if the Investor is a partnership, corporation, limited liability company, or other entity, then the office or offices of the Investor in which its principal place of business is identified in the address or addresses of the Investor set forth on the Signature Page.

(o)   Survival. The representations, warranties, acknowledgments, and agreements of the Investor set forth in this Agreement shall survive both (i) the delivery of the Securities, and (ii) the Investor's death or disability, and will be binding upon the Investor's heirs, executors, administrators, successors, and assigns.

(p)   Indemnification. The Investor agrees to indemnify and hold harmless the Company, its agents, employees, officers, Stockholders, and the Board from and against any and all losses, claims, damages or liabilities (including costs and attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement made by the Investor in this Agreement.

(q)   Irrevocable Proxy. Each Investor that is purchasing less than 228,363 (i.e. $100,000 of Securities) hereby appoints, and shall appoint in the future upon request, the President and/or the Chief Executive Officer of the Company (the "**Subject Officers**") as such Investor's true and lawful proxy and attorney, with the power to act alone and full power of substitution, to, consistent with this instrument and on behalf of such Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that any Subject Officer determines is necessary or appropriate in the exercise of its authority under this instrument, (iii) take all actions necessary or appropriate in the judgement of any Subject Officer for the accomplishment of the foregoing, and (iv) vote all of the Securities in his or her sole discretion on any and all matters for which such Securities are entitled to vote, including, without limitation, all amendments to and waivers of the provisions of the Restated Certificate, and consents to any corporate actions requiring the consent of the shareholders of the Company. The proxy and power granted by each Investor pursuant to this paragraph 3.01(q) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as an Investor is an individual, will survive the death, incompetency, and disability of such Investor or any other entity holding this instrument. Each Subject Officer is an intended third-party beneficiary of this paragraph 3.01(q) and has the right, power, and authority to enforce the provisions hereof as though party hereto. With respect to the gross negligence or willful misconduct of a Subject Officer, in his or her capacity as each Investor's true and lawful proxy and attorney pursuant to paragraph 3.01(q) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his or her capacity as each Investor's representative pursuant to this instrument while acting in good faith, and any written advice of outside counsel to do or omit any act will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations, or liabilities on behalf of any Investor otherwise exist against the Proxy. Each Investor shall indemnify, defend, and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs, and expenses (including, without limitation, the fees and expenses of counsel and experts and their staffs, and all expenses of document location, duplication, and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of each Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the purchase amount for the

Securities). In no event will the Proxy be required to advance his or her own funds on behalf of any Investor or Investors or otherwise. Each Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument. A decision, act, consent, or instruction of the Proxy constitutes a decision of any applicable Investor or Investors and is final, binding, and conclusive upon such Investor or Investors. The Company, shareholders of the Company, and any other third party may rely upon any decision, act, consent, or instruction of the Proxy as being the decision, act, consent, or instruction of any applicable Investor or Investors. The Company, shareholders of the Company, and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent, or instruction of the Proxy.

(r)   Company Repurchase Right. With respect to each Investor that is purchasing less than 228,363 (i.e. $100,000 of Securities), the Company may repurchase the Securities held by such Investor prior to a Deemed Liquidation Event (as defined in the Restated Certificate) for the greater of (i) the Aggregate Purchase Price and (ii) the fair market value of the Securities held by such Investor, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"). Such independent appraiser shall be regularly engaged in the valuation of securities.

ARTICLE IV
DISCLOSURE STATEMENTS

4.01   **Risk Factors.** AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK. The Investor is encouraged to consider the various risks associated with the business of the Company and the Securities offered hereby (the "**Offering**") including, but not limited to:

(a)   Possible Loss of Entire Investment. A prospective Investor in the Offering should be aware that, if the Company is not successful in achieving its goals and attaining profitable operations, any investment in the Company may be lost.

(b)   Operating Losses and Uncertainty of Future Profitability. There can be no assurance that the Company will achieve profitability. The Company will depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

(c)   Start-Up Venture. The Investor acknowledges that (i) the Company is a start-up company with limited financial and operating history; (ii) a start-up venture is inherently risky and speculative; and (iii) to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

(d)   Proprietary Technologies. The Company's ability to compete will depend in significant part on the proprietary nature of its technologies and the Company Intellectual Property.

(e)   <u>Privacy and Security Risk</u>. The Company regards data privacy and security a top priority. The Company also intends to deploy a hardened and secure technical infrastructure. There can however be no assurances that hackers will not develop and deploy viruses, worms, and other malicious software that may improperly gain access to sensitive customer information or negatively impact the operation of the Company's application.

(f)   <u>Preferred Distributions.</u> Other than the preferred distributions underlying the Securities and the parallel Series Seed-2 Preferred shares, currently, there are no preferred distributions.

(g)   <u>Possible Unintentional Violation of Third Party Intellectual Property Rights</u>. The Company believes all Company Intellectual Property is free of claims of third parties, either because the intellectual property was developed by the Company and its founders, is duly licensed from third parties, or because it is in the public domain as freely available for anyone to use. However, it is always possible a third party could allege one or more of the Company's products or services violate intellectual property rights of the third party. Even in the case of technology originally developed by the Company or its founders, no assurance can be given that a third party has not simultaneously developed the same or similar technology. A challenge to the Company's ability to use a third party's or its own intellectual property could materially adversely affect the Company's ability to operate and to become profitable.

(h)   <u>Dependence on Key Personnel</u>. The Company currently benefits from the services of its founder, Danyel Surrency Jones. The unexpected loss or departure of any founder or any key officer would be detrimental.

(i)   <u>Changes in Governmental Regulations</u>. Governmental authorities could issue new laws, regulations, controls or similar requirements that are not presently anticipated, and which affect the industries on which the Company expects to rely for much of its revenue. The Company is not able to predict the impact of any such laws, regulations, controls or requirements on its operations, and any significant new regulatory burdens stemming from such changes could have a material adverse effect on the Company's financial condition and the value of the Securities.

(j)   <u>Resale Restrictions</u>. There is presently no sustained, active market for the Securities nor is there any assurance that any such market will develop. Moreover, the Securities may not be sold unless compliance with the registration provisions of the Securities Act has been made or unless availability of an exemption from such registration provisions has been established. Additionally, any transfer or resale of the Securities is subject to and must be in accordance with the terms and conditions of the Ancillary Documents.

(k)   <u>Projections</u>. Projections concerning the business or financial affairs of the Company which may be provided to prospective Investors are for illustrative purposes only. These projections are based upon assumptions that management of the Company believes to be reasonable. However, there can be no assurance that actual events will correspond to the assumptions, and the projections should be viewed merely as financial possibilities based on the assumptions stated and not as a prediction or guarantee of future performance. The assumptions upon which these projections are based should be carefully reviewed by each prospective Investor. Projections or conclusions regarding the financial condition of the

Company, including projections regarding the profitability of the Company, may be substantially adversely affected by variances from the assumptions made by the Company.

(l)   Limited Participation in Management. The Board has full authority to manage the business and affairs of the Company. Such authority is subject to certain duties of care and loyalty applicable to the Board generally and subject to the provisions of the Ancillary Documents.

(m)   Withdrawal of Management. The Board and officers of the Company may withdraw at any time. Withdrawal of one or more of the members of the Board or officers could leave the Company lacking critical leadership.

(n)   Arbitrary Determination of Price. The Company has determined the Purchase Price on its own valuation analysis. Such price does not necessarily bear any relationship to the Company's present or anticipated assets or book value.

(o)   Planned Dilution. ***The Company may sell and issue additional securities in subsequent offerings to be able to fund ongoing operations***. Issuance of additional securities of the Company pursuant to such offerings may result in dilution to the Investors and the then-existing Stockholders.

(p)   Possible Subordination of Interests. The Company may borrow money and pledge assets to provide working capital. In such a case the interests of the Investors may be subordinated to the interests of such creditors.

(q)   Management Indemnification. The Company will indemnify each member of the Board and officer of the Company against losses sustained by the Board and officers in connection with the Company to the maximum extent allowable under Texas law. The Securities and Exchange Commission generally considers indemnification for liabilities arising out of the Securities Act contrary to public policy and therefore is unenforceable.

(r)   Competition. There is competition in the marketplace. Competitors may be well capitalized and quickly build a competitive offering or purchase a small competitor and provide that competitor with substantial resources to develop a competing product. Further, if a company desires to compete with the Company, there are no significant barriers to entry.

(s)   Catastrophic Events. The Company's success can also be adversely affected by catastrophic events. Such events, in the case of this venture, can include an economic downturn that leads to a cessation of revenues.

(t)   Systems Interruptions. The satisfactory performance, reliability and availability of the Company's information systems, website, technology platform and network infrastructure are critical to its operation and ability to perform efficiently. Any future systems interruption that results in the unavailability of the Company's systems could negatively affect the Company's revenues and results of operations.

(u)   Tax Matters. IN VIEW OF THE COMPLEXITIES OF THE TAX LAWS, AN INVESTOR IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES.

4.02   **Certain Tax and Regulatory Matters.**

(a)   TAX ADVICE. THIS AGREEMENT DOES NOT ADDRESS ALL OF THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THE STOCKHOLDERS. EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH AND RELY ON HIS OR ITS OWN TAX COUNSEL AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY AND AS TO APPLICABLE STATE, LOCAL AND FOREIGN TAXES. THE COMPANY HAS DONE NO INDEPENDENT AUDIT OF THE COMPANY'S FINANCIALS OR TAX CONSEQUENCES OF AN INVESTMENT IN THE OFFERING.

(b)   NOTICE PURSUANT TO IRS CIRCULAR 230. THE DISCUSSION HEREIN IS NOT INTENDED OR WRITTEN BY THE COMPANY, ITS COUNSEL OR THE PLACEMENT AGENT TO BE USED, AND CANNOT BE USED BY ANY PERSON FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MIGHT BE IMPOSED UNDER U.S. TAX LAWS. THIS DISCUSSION IS PROVIDED TO SUPPORT THE OFFERING OF THE SECURITIES, AND ACCORDINGLY IS WRITTEN IN SUPPORT OF THE MARKETING OF THE SECURITIES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR CONCERNING THE POTENTIAL TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

(c)   Private Placement Status. As a purchaser of securities in a private placement not registered under the Securities Act, the Investor will be required to represent that it is acquiring the Securities for its own investment and not with a view for resale or distribution. The Company may elect to only sell Securities to "accredited investors," as defined in Regulation D under the Securities Act. Further, the Investor must be prepared to bear the economic risk of the investment for an indefinite period, because the Securities cannot be sold unless they are first registered under the Securities Act, or an exemption for such registration is available. It is extremely unlikely that the Securities will ever be registered under the Securities Act.

(d)   Additional Information. Prospective Investors are urged to request any additional information they may consider necessary in making an informed investment decision. Prior to the consummation of the Offering, the Company will provide to the prospective Investor and such Investor's representatives and advisers, if any, the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and to obtain any additional information that is necessary to verify the accuracy of the information furnished to such prospective Investor. Any such questions should be directed to the Board and officers of the Company. No other persons have been authorized to give information or to make any representations concerning the Offering, and if given or made, such other information or representations must not be relied upon as having been authorized by the Company.

(e)   Offer; Solicitation. This Agreement does not constitute an offer or solicitation in any state or other jurisdiction to any person or entity to which it is unlawful to make such offer or solicitation in such state jurisdiction.

4.03   **U.S. Federal Income Tax Considerations.**

(a)   The following discussion is a general summary of certain significant United States federal income tax consequences of an investment in the Company. The following discussion does not discuss all the potential tax considerations relevant to the Company or its operations. Moreover, the tax considerations relevant to a specific Investor depend upon its particular circumstances. <u>EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR FOR FURTHER INFORMATION ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING AND HOLDING THE SECURITIES.</u>

(b) The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "**Code**"), and administrative and judicial interpretations thereof, as of the Effective Date, all of which are subject to change (possibly on a retroactive basis). No tax rulings have been or are anticipated to be requested from the Internal Revenue Service (the "**Service**") or other taxing authorities with respect to any of the tax matters discussed herein.

(c) Except as specifically noted, the following general discussion assumes that the Investor is a United States resident individual or a domestic corporation that is not tax-exempt and that the Investor holds its Securities as a capital asset and is the initial holder of such Securities. Except as specifically indicated, the following discussion does not deal with the consequences of the ownership of Securities by special classes of holders, such as dealers in securities or life insurance companies. Special rules applicable to tax-exempt Investors and non-U.S. Investors are discussed separately below.

(d) <u>Investment by Non-U.S. Persons</u>. The Company has reserved the right to sell Common Shares to non-U.S. corporations, trusts and estates and individuals who are neither citizens nor residents of the United States ("**foreign investors**"). The U.S. federal income tax treatment of a foreign investor investing as an Investor in the Company is complex and will vary depending upon the circumstances of each foreign investor and the activities of the Company. Each foreign investor is urged to consult with its own tax adviser regarding the federal, state, local and foreign tax treatment of its investment in the Company.

(e) <u>Certain Considerations Applicable to ERISA, Governmental and Other Plan Investors</u>. Employee benefit plans that are subject to the fiduciary provisions of ERISA (including, without limitation, pension and profit-sharing plans), plans that are subject to Section 4975 of the Code (including, without limitation, individual retirement accounts ("**IRAs**") and Keogh plans) and entities deemed to hold "plan assets" of any of the foregoing (each, a "**Benefit Plan Investor**"), as well as governmental plans, foreign plans and other employee benefit plans, accounts or arrangements that are not subject to the fiduciary provisions of ERISA or Section 4975 of the Code, and trusts or other entities supporting or holding the assets of any of the foregoing (collectively, with Benefit Plan Investors, referred to as "**Plans**"), may generally invest in the Company, subject to the following considerations.

(i) *General Fiduciary Considerations for Investment in the Company by Plan Investors*. The fiduciary provisions of ERISA, and the fiduciary provisions of pension codes applicable to governmental, foreign or other employee benefit plans or retirement arrangements that are not subject to ERISA may impose limitations on investment in the Company. Fiduciaries of Plans, in consultation with their advisors, should consider, to the extent applicable, the impact of such fiduciary rules and regulations on an investment in the Company. Among other considerations, the fiduciary of a Plan should take into account the composition of the Plan's portfolio with respect to diversification; the cash flow needs of the Plan and the effects thereon of the illiquidity of the investment; the economic terms of the Plan's investment in the Company; the Plan's Companying objectives; the tax effects of the investment and the tax and other risks described in the sections of this Agreement discussing tax considerations and risk factors; the fact that the investors in the Company are expected to consist of a diverse group of investors (including taxable, tax-exempt, domestic and foreign entities) and the fact that the management of the Company will not take the particular objectives of any investors or class of investors into account. Plan fiduciaries should also take into account the fact that, while the Board of Directors will have certain general fiduciary duties to the Company, the Board of Directors will not have any direct fiduciary relationship with or duty to any investor, either with respect to its investment in interests or with respect to the management and investment of the assets of the Company. Similarly, it is intended that the assets of the Company will not be considered plan assets of any Plan or be subject to any fiduciary or investment restrictions that may exist under pension codes specifically applicable to such Plans. Each Plan will be required to acknowledge and agree in connection with its investment in interests to the foregoing status of the Company and the Board of Directors and that there is no rule, regulation or requirement applicable to such investor that is inconsistent with the foregoing description of the Company and the Board of Directors. Plan fiduciaries may be required to determine and report annually the fair market value of the assets of the Plan. Since it is expected that there will not be any public market for the interests, there may not be an independent basis for the Plan fiduciary to determine the fair market value of such interests.

(ii)   *ERISA and Other Benefit Plan Investors.* A fiduciary acting on behalf of a Benefit Plan Investor, in addition to the matters described above, should take into account the following considerations in connection with an investment in the Company.

(A)   Individuals Investing with IRA Assets. Securities sold by the Company may be purchased or owned by Investors who are investing assets of their IRAs. The Company's acceptance of an investment by an IRA should not be considered to be a determination or representation by the Company, the Board, or any of their respective affiliates that such an investment is appropriate for an IRA. In consultation with its advisors, each prospective Investor that is an IRA should carefully consider whether an investment in the Company is appropriate for, and permissible under the terms of its IRA governing documents. Prospective Investors that are IRAs should consider in particular that the Securities will be illiquid and that it is not expected that a significant market will exist for the resale of the Securities, as well as the other general fiduciary considerations described above. Although IRAs are not generally subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with "disqualified persons" and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with the Company, the Board, or any of their respective affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with the Company, the Board, or any of their respective affiliates, should consult with his or her tax and legal advisors regarding the impact such interest or affiliation may have on an investment in the Securities with assets of the IRA. Investors that are IRAs should consult with their counsel and advisors as to the prohibited transaction, conflict of interest and other provisions of the Code applicable to an investment in the Company.

(B)   ACCEPTANCE OF SUBSCRIPTIONS OF ANY PLAN IS IN NO RESPECT A REPRESENTATION BY COMPANY, THE BOARD, OR ANY OTHER PARTY THAT SUCH INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO THAT PLAN OR THAT THE INVESTMENT IS APPROPRIATE FOR SUCH PLAN. EACH PLAN FIDUCIARY SHOULD CONSULT WITH HIS OR HER OWN LEGAL ADVISORS AS TO THE PROPRIETY OF AN INVESTMENT IN COMPANY IN LIGHT OF THE SPECIFIC REQUIREMENTS APPLICABLE TO THAT PLAN

4.04   **Legal Matters.**

(a)   Securities Act of 1933. The Securities will not be registered under the Securities Act or any other securities law. The Securities will be offered without registration in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act or regulations of the Securities and Exchange Commission for transactions not involving a public offering. Each prospective Investor must be an accredited investor (as defined in Regulation D promulgated under the Securities Act) OR have the knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of the investment and will be required to represent, among other customary private placement representations, that it is acquiring the Securities for investment purposes only and not with a view for resale or distribution. Further, each Investor must be prepared to bear the economic risk of the investment for an indefinite period, because the Securities can be resold only pursuant to an offering registered under the Securities Act or an exclusion from such registration requirement. It is extremely unlikely that Securities will ever be registered under the Securities Act.

(b)   Securities Exchange Act of 1934. In connection with any acquisition or beneficial ownership by the Company of more than five percent (5%) of any class of the equity securities of a company registered under the U.S. Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), the Company may be required to make certain filings with the Securities and Exchange Commission. Generally, these filings require disclosure of the identity and background of the purchaser, the source and amount of funds used to acquire the securities, the purpose of the transaction, the purchaser's interest in the securities, and any contracts, arrangements or undertakings regarding the securities.

(c)   Non-U.S. Securities Laws. The Securities have not been registered or qualified for public distribution under the securities laws of any jurisdiction. The Securities will be offered without registration and without the filing of a prospectus in reliance upon exemptions available under applicable law. Each prospective Investor resident outside the United States must be, and will be required to represent that it is, entitled to acquire Securities in reliance upon an exemption from the registration or prospectus requirements of applicable securities laws of its jurisdiction of residence. Further, each Investor must be prepared to bear the economic risk of the investment for an indefinite period, because the Securities can be resold only pursuant to an offering registered under the securities laws of such jurisdiction or an exclusion from such registration requirement. It is extremely unlikely that the Securities will ever be registered under the securities laws of any jurisdiction. In connection with any acquisition or beneficial ownership by the Company of more than a specified percentage of any class of the equity securities of a company that is subject to public reporting obligations under applicable securities laws, the Company may be required to make certain filings with relevant securities authorities. Generally, these filings require disclosure of the identity and background of the purchaser, the source and amount of funds used to acquire the securities, the purpose of the transaction, the purchaser's interest in the securities and any contracts, arrangements or undertakings regarding the securities. In certain circumstances, the Company may be required to aggregate its investment position in a given operating company with the beneficial ownership of that company's securities by or on behalf of the Company and its affiliates, which could require the Company, together with such other parties, to make certain disclosure filings or otherwise restrict the Company's activities with respect to such operating company securities.

ARTICLE V
CONDITIONS TO CLOSING

5.01   **Conditions to Obligations of the Company.** The Company's obligation to issue and sell the Securities to the applicable Purchasers at each Closing is subject to the satisfaction, on or prior to the applicable Closing, of the following conditions:

(a)   Compliance with Regulation Crowdfunding. The obligation of the Company to sell Securities to any Purchaser at any applicable Closing is subject to such Purchaser's completion of such documents and certificates and acceptance of such terms and conditions as the Company and/or Wefunder Portal LLC requires in connection with such Closing in order for such sale to comply with the provision of Regulation Crowdfunding under the Securities Act

(b)   Representations and Warranties True. The representations and warranties in Article IV made by each Purchaser acquiring Securities at such Closing shall be true and correct in all respects at the date of such Closing, with the same force and effect as if they had been made on and as of said date.

(c)   Performance of Obligations. Each Purchaser acquiring Securities at such Closing shall have performed and complied with all agreements and conditions herein required to be performed or complied with by such Purchasers on or before such Closing.

(d)   Investors' Rights Agreement. The IRA shall have been executed and delivered by each applicable Purchaser acquiring Securities at such Closing.

(e)   ROFR and Co-Sale Agreement. The ROFR and Co-Sale Agreement shall have been executed and delivered by each applicable Purchaser acquiring Securities at such Closing.

(f)   Voting Agreement. The Voting Agreement shall have been executed and delivered by each Purchaser acquiring Securities at such Closing.

(g)   Consents, Permits, and Waivers. The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by the Agreement and the Related Agreements (including any filing required to comply with the Hart Scott Rodino Antitrust Improvements Act of 1976, and except for such as may be properly obtained subsequent to such Closing).

ARTICLE VI
MISCELLANEOUS

6.01   **Governing Law.** This Agreement shall be governed in all respects by the laws of the State of Texas, without regard to any provisions thereof relating to conflict of laws among different jurisdictions.

6.02   **Successors and Assigns.** Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties, provided, however, that the rights of the Investor to purchase the Securities shall not be assignable without the consent of the Company. This Agreement shall not be construed so as to confer any right or benefit on any party not a Party hereto, other than their respective successors, assigns, heirs, executors, and administrators.

6.03   **Entire Agreement and Amendment.** This Agreement and the Ancillary Documents constitute the full and entire understanding and agreement among the Parties with regard to the subjects hereof and thereof and supersede all prior agreements and understandings relating thereto. Neither this Agreement nor any term hereof may be amended, waived, discharged, or terminated other than by a written instrument signed by the Parties.

6.04   **Counterparts.** This Agreement may be executed in any number of counterparts (including by facsimile or portable document format (pdf)), each of which may be executed by only one Party, which shall be enforceable against the Parties actually executing such counterparts, and all of which together shall constitute one instrument.

6.05   **Severability and Enforcement.** In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without such provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any Party, and the severed provision shall be amended as best possible in order to effect the original intent of the Parties. The Parties agree that irreparable damage for which money damages would not be an adequate remedy would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedies a Party may have at law or equity, the Parties shall be entitled to seek an injunction or injunctions to prevent such breach of this Agreement and to enforce specifically the terms hereof.

6.06   **Expenses.** The Company shall bear its own costs and expenses, including legal, incurred in connection with the Offering. Each Investor shall bear its own costs and expenses, including legal, incurred in connection with the Offering.

6.07   **Notices.** Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the Party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by facsimile or electronic delivery. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by hand, courier service, facsimile or electronic delivery, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed as follows:

If to the Company:	2633 McKinney Ave, Suite 130-255
	Dallas, Texas 75204
	Attn: Danyel Surrency Jones
	Email: dsjones@powerhandz.com
If to the Investor:	To the address and email address listed on the Signature Page.

Any Party may change its address for notice by written notice to the other Parties.

6.08   **Binding Effect.** This Agreement, including, but not limited to, the rights and conditions contained herein in connection with disposition of the Securities, shall be binding upon the Parties, together with their respective executors, administrators, successors, personal representatives, heirs and assigns.

6.09   **No Finder's Fees.** Each Party represents that it neither is nor will be obligated for any finder's fee or commission in connection with the transactions contemplated by this Agreement. Each Party agrees to indemnify and to hold harmless the other Party from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transaction contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which the Party or any of its officers, employees, or representatives is responsible.

6.10   **Attorneys' Fees.** If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement or any of the Ancillary Documents, the prevailing Party shall be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which such Party may be entitled. Except as set forth in this Section, pursuant to Section 6.06, each Party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Agreement.

6.11   **Delays or Omissions.** No delay or omission to exercise any right, power, or remedy accruing to any Party, upon any breach or default of the other Party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party shall be cumulative and not alternative.

6.12   **Survival.** Unless otherwise set forth herein, the representations, warranties, acknowledgments, and agreements of the Investor and the Company set forth in this Agreement shall survive both (i) the delivery of the Securities, and (ii) the Investor's death or disability, and will be binding upon the Investor's and the Company's heirs, executors, administrators, successors, and assigns, as applicable.

6.13   **Exculpation Among Investors.** The Investor acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Investor agrees that neither the Investor nor the respective controlling persons, officers, directors, partners, agents, or employees of the Investor shall be liable to any other Investor for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Securities.

6.14   **Legends.** The Investor understands that the Securities and any securities issued in respect of or exchange for the Securities, may bear any one or more of the following legends: (i) any legend set forth in, or required by, the Bylaws; (ii) any legend required by the securities laws of any state to the extent such laws are applicable to the Securities represented by the certificate so legended; and (iii) the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Powerhandz, Inc
_____

Founder Signature
_____

Name: [FOUNDER_NAME]
_____

Title: [FOUNDER_TITLE]
_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

State of Residency: [STATE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT F
CAPITALIZATION TABLE

	Pre-Transaction		Post-Transaction	
	Number of Shares	**Ownership %**	**Number of Shares**	**Ownership %**
Founders	7,020,000	68. 6271%	7,020,000	51.0650%
Common Shareholders	1,035,137	10.1194%	1,035,137	7.5298%
Option Holders	1,074,284	10.5021%	1,074,284	7.8146%
Reserved Option Pool	1,099,774	10.7513%	1,099,774	8.0000%
Series Seed – Convertibles	-	-	1,188,680	8.6467%
Series Seed – New Investors	-	-	2,329,299	16.9438%
Total	**10,229,195**	**100.0000%**	**13,747,173**	**100.0000%**

POWERHANDZ, INC.
FIRST AMENDED AND RESTATED CERTIFICATE OF FORMATION
WITH NEW AMENDMENTS

This first amended and restated certificate of formation with new amendments is submitted for filing pursuant to Sections 3.057 to 3.060, and 3.063 of the Texas Business Organizations Code (the "**TBOC**").

I.   ENTITY FORMATION

The name of the entity and the type of filing entity as currently shown in the records of the Secretary of State are: PowerHandz, Inc., a Texas Corporation (hereinafter "**Corporation**"). The Corporation's date of formation is November 21, 2013 and its assigned file number is 801887114.

II.   IDENTIFICATION OF NEW AMENDMENTS TO THE CERTIFICATE OF FORMATION

The first amended and restated certificate of formation amends the certificate of formation filed with the Secretary of State on November 21, 2013. The certificate of formation is amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

III.   APPROVAL OF AMENDMENTS

Exhibit A referred to above and attached hereto as Exhibit A is hereby incorporated herein by this reference. Such amendment and restatement is made in accordance with the provisions of the TBOC. The amendments to the certificate of formation have been approved in the manner required by the TBOC and by the governing documents of the Corporation.

IV.   REQUIRED STATEMENTS

Attached hereto is the First Amended and Restated Certificate of Formation of PowerHandz, Inc., which accurately states the text of the certificate of formation being restated and each amendment to the certificate of formation being restated that is in effect. The attached First Amended and Restated Certificate of Formation of PowerHandz, Inc. does not contain any other change in the certificate of formation being restated except for the information permitted to be omitted by the provisions of the TBOC applicable to the Corporation.

V.   EFFECTIVE DATE OF FILING

This First Amended and Restated Certificate of Formation becomes effective when the document is filed by the Secretary of State.

IN WITNESS WHEREOF, the undersigned affirms that the person designated as registered agent in the restated certificate of formation has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument. Date:

POWERHANDZ, INC.

By: *Founder Signature*

Name: Danyel Surrency Jones
Title: CEO

POWERHANDZ, INC.

RESTATED CERTIFICATE OF FORMATION

ARTICLE I: NAME.

The name of this corporation is PowerHandz, Inc. (the "**Corporation**").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Texas is 10601 Clarence Drive, Suite 250, in the City of Frisco, County of Collin. The name of its registered agent at such address is Legalinc Corporate Services Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "**Restated Certificate**"), the following terms have the meanings set forth below:

"**Board**" or "**Board of Directors**" means the Board of the Directors of the Corporation.

"**Original Issue Price**" means either $0.4379 per share for the Series Seed-1 Preferred Stock or $0.3433 per share for the Series Seed-2 Preferred Stock, as applicable, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

"**Requisite Holders**" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 17,265,152, consisting of (a) 13,747,173 shares of Common Stock, $0.001 par value per share (the "**Common Stock**"), and (b) 3,517,979 shares of Preferred Stock, $0.001 par value per share (the "**Preferred Stock**"), of which 2,329,299 shares are designated as Series Seed-1 Preferred Stock and 1,188,680 are designated as Series Seed-2 Preferred Stock (the Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock collectively, the "**Series Seed Preferred Stock**"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

     1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

     2.   **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of the TBOC.

B. PREFERRED STOCK

     The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

     1.   **Dividends.** The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend.

2.   **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 2.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

3.   **Voting.**

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

3.2   Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation (the "**Series Seed Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this

Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

        3.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

        (a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

        (b)   increase or decrease the authorized number of shares of any class or series of capital stock;

        (c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of formation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

        (d)   amend, alter or repeal any provision of the Restated Certificate or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

        (e)   create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation for borrowed money following such action would exceed $250,000 unless such debt security has received the prior approval of the Board of Directors;

        (f)   increase or decrease the number of directors of the Corporation; or

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 3.3.

4.   **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

4.1.2   Termination of Conversion Rights. Subject to Section 4.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

4.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

4.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

4.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

4.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

4.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 4.4, 4.5, 4.6 or 4.8 or by Section 2.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

4.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 2.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 4.5, 4.6 or 4.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

4.9   Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock, without consideration or for a consideration per share less than the Original Issue Price in effect immediately prior to such issue, then the Original Issue Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$OP_2 = OP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "OP$_2$" shall mean the Original Issue Price in effect immediately after such issue of Additional Shares of Common Stock

(b)   "OP$_1$" shall mean the Original Issue Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to OP$_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by OP$_1$); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.10   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

4.11   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 4.1.1 as the same may be adjusted from time to time in accordance with Section 4 and (ii) such shares may not be reissued by the Corporation.

4.12 <u>Procedural Requirements</u>. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to <u>Section 4.11</u>. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this <u>Section 4</u>. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to <u>Section 4.11</u>, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this <u>Section 4.12</u>. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in <u>Section 4.2</u> in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent of the Requisite Holders. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the TBOC, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "**Bylaws**"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Texas, as the Bylaws may provide. The books of the Corporation may be kept outside the

State of Texas at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the TBOC or any other law of the State of Texas is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the TBOC as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which TBOC permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted the TBOC.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

POWERHANDZ, INC.

STOCK PURCHASE AGREEMENT

Series Seed-1 Preferred Stock

August 2018

Exhibit A	**Investors' Rights Agreement**
Exhibit B	**Restated Certificate of Formation**
Exhibit C	**Right of First Offer and Co-Sale Agreement**
Exhibit D	**Voting Agreement**
Exhibit E	**Bylaws**
Exhibit F	**Capitalization Table**

POWERHANDZ, INC.

STOCK PURCHASE AGREEMENT

Offering: **Series Seed Preferred Stock**

Company: **PowerHandz, Inc.**

Investor: **As Listed on the Signature Page**

Purchase: **Shares of Series Seed-1 Preferred Stock of PowerHandz, Inc.**

This Stock Purchase Agreement (this **"Agreement"**) is made and entered into as of the date listed on the Signature Page to this Agreement (the **"Effective Date"**), by and between PowerHandz, Inc., a Texas corporation (the **"Company"**) and the investor listed on the Signature Page (the **"Investor"**). This Agreement contains investment and tax disclosures in <u>Article IV</u>. Please read them carefully prior to executing this Agreement. The Company and each Investor may be referred to herein individually as a **"Party"** and collectively as the **"Parties."**

BACKGROUND

A.   On October 4, 2017, the board of directors of the Company (the **"Board"**) authorized the sale of up to $1,020,000 in the aggregate of Series Seed Preferred Stock of the Company (each a **"Security"** and collectively, the **"Securities"**), which includes the conversion of approximately $380,000 of outstanding convertible notes.

B.   The Investor desires to purchase from the Company the number of Securities as listed on the Signature Page of this Agreement on the terms and subject to the conditions set forth herein.

ARTICLE I
PURCHASE OF SECURITIES

1.01   **Purchase.** At the Closing (as defined below), the Investor shall acquire from the Company, and the Company shall assign, transfer and convey to the Investor, the number of Securities as listed on the Signature Page of this Agreement, free and clear of all liens, claims and encumbrances (the **"Purchase"**).

1.02   **Purchase Price.** The purchase price for each Security shall be $0.4379 per Security (the **"Purchase Price"**), for an aggregate total listed on the Signature Page of this Agreement (the **"Aggregate Purchase Price"**). The Investor must pay to the Company the Aggregate Purchase Price by cashier's check, wire transfer of immediately available funds, or other means approved by the Company. In the event that the Company agrees to accept payment by a standard check or similar method, the Company reserves the right to hold the funds in suspense, and delay the Closing for the Investor's Securities, in order to verify the validity and sufficiency of the Investor's funds.

1.03   **Closing.** Upon submission of a fully executed copy of this Agreement to the Company by the Investor and receipt of the Aggregate Purchase Price, the Company will place the signature of a duly authorized officer of the Company upon this Agreement and provide a copy to the Investor, at which time the purchase of the Securities will be considered to have closed (the **"Closing"**). As a condition precedent to closing, as applicable, the Investor shall also deliver to the Company an

Investors' Rights Agreements, a form of which is attached hereto as Exhibit A (the "**IRA**"), a Right of First Offer and Co-Sale Agreement, a form of which is attached hereto as Exhibit C (the "**ROFR & Co-Sale Agreement**"), and a Voting Agreement, a form of which is attached hereto as Exhibit D (the "**Voting Agreement**") (together with this Agreement, the "**Transaction Documents**").

The Parties may elect to have the Transaction Documents and Aggregate Purchase Price held in trust by an attorney or attorneys such that the Transaction Documents and Aggregate Purchase Price will be exchanged once all closing steps have been satisfied. Each Party shall use best efforts to deliver the Transaction Documents as soon as possible.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.01   **Representations and Warranties of the Company.** The Company hereby represents and warrants as follows:

(a)   Organization, Standing, and Capitalization. The Company was duly formed and organized under the laws of the State of Texas as a corporation on November 21, 2013 by filing its Certificate of Formation with the Secretary of State. Prior to the Closing, the Company shall file an Amended and Restated Certificate of Formation, in substantially the same form as attached hereto as Exhibit B (the "**Restated Certificate**"), with the Texas Secretary of State. The Company is in good standing under the laws of the State of Texas. The Company has authorized the Purchase to raise capital for the operations and growth of the Company. The Company's Bylaws in effect as of the Effective Date are attached hereto as Exhibit E. The current capitalization table of the Company is attached hereto as Exhibit F.

(b)   Authorization. As of the Closing, all action on the part of the Company necessary for the authorization, execution, and delivery of this Agreement, and the other documents and agreements executed by the Company in connection with this Agreement or contemplated hereby, including without limitation the Restated Certificate and the Bylaws (collectively the "**Ancillary Documents**"), and the performance of all obligations of the Company hereunder and thereunder shall have been taken, and this Agreement and the Ancillary Documents, assuming due execution by the Parties and the parties thereto, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, subject to: (1) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies and (2) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect generally relating to or affecting creditors' rights.

(c)   Title. The Company is the record and beneficial owner of, and holds good and valid title free and clear of any and all liens, claims and encumbrances, to the Securities. As of the Effective Date, the Company has the power and authority to sell, transfer, assign and deliver the Securities owned by the Company as provided in this Agreement, and such delivery will convey to the Investor good and valid title to the Securities, free and clear of any and all liens, claims and encumbrances.

(d)   Governmental Consents. No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the Purchase and other transactions contemplated by this Agreement except for the following: (1) the filing of such notices as may be required under the Securities Act and (2) the compliance with any applicable state securities laws, which compliance will occur within the appropriate time periods therefor.

(e)   Litigation. To the best of the Company's knowledge, there are no actions, suits, proceedings, or investigations, pending or threatened, before any court, administrative agency, or other governmental body against the Company which question the validity of this Agreement, or the right of the Company to enter into this Agreement or to consummate the Purchase and other transactions contemplated hereby, or which would reasonably be expected to have a material adverse effect on the Company.

(f)   Intellectual Property. For purposes of this paragraph 2.01(f), "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, tradenames, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted. The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

(g)   Indemnification. The Company agrees to indemnify and hold harmless the Investor, its agents, employees, and officers, from and against any and all losses, claims, damages or liabilities (including costs and attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement made by the Company in this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF INVESTOR

3.01   **Representations and Warranties of the Investor.** The Investor hereby represents and warrants that:

(a)   Binding Obligation. This Agreement is a valid, binding and enforceable obligation of the Investor.

(b)   Domicile. If the Investor is an individual, the Investor is at least 18 years of age and a resident of the United States.

(c)   Investor Suitability. If the Investor's annual income or net worth is less than $107,000, the Investor has not, in the past twelve (12) months (including the date hereof), invested more than the greater of (i) five percent (5%) of the lesser of such annual income and net worth and (ii) $2,200 in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement), and will not, in the following twelve (12) months (including the date hereof), invest more than the greater of (a) five percent (5%) of the lesser of such annual income and net worth and (b) $2,200 in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement). If the Investor's annual income and net worth are both equal to or greater than $107,000, the Purchaser has not, in the past twelve (12) months (including the date hereof), invested more than ten percent (10%) of the lesser of such annual income and net worth in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement), and will not, in the following twelve (12) months (including the date hereof), invest more than ten percent (10%) of the lesser of such annual income and net worth in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement). In no event has the Investor, in the past twelve (12) months invested more than $107,000 in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement), and in no event will the Investor, in the following twelve (12) months investor more than $107,000 in all crowdfunding offerings (including the offering of Securities pursuant to this Agreement).

(d)   Authorization. The Investor has full power and authority to enter into this Agreement and the Ancillary Documents. This Agreement and the Ancillary Documents to which such Investor is a party, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

(e)   Investment. The Investor is acquiring the Securities for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof. The Investor further represents that it does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participation to any third person with respect to any of the Securities.

(f)   No Registration or Qualification. The Investor acknowledges that the Securities have not been and will not be registered under the Securities Act and are being offered and sold under one or more of the exemptions from registration provided for in Sections 4(2) and 3(b) of the Securities Act. The Investor also acknowledges that the Company is relying on the truth and accuracy of the Investor's representations, warranties, and acknowledgments made in this Agreement, including without limitation, the bona fide nature of the investment intent as expressed herein, in offering the Securities for sale without registering them under the Securities Act or qualifying them under applicable state securities laws.

(g)   Rule 144. The Investor acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act and any applicable state securities laws or an exemption from such registration is available and the transfer thereof is otherwise permitted under the Ancillary Documents. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act that permit limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions. The Investor covenants that, in the absence of an effective registration statement covering the Securities in question, the Investor will sell, transfer, distribute, or otherwise dispose of (collectively, "**Transfer**") the Securities only in a manner consistent with its representations and covenants set forth in this Article and those set forth in the Ancillary Documents. In connection therewith, the Investor acknowledges that the Company will make a notation on its books regarding the restrictions on Transfers set forth in this Article and will transfer Securities on the books of Company only to the extent not inconsistent therewith.

(h)   Speculative Securities. The Investor understands that (i) an investment in the Securities is suitable only for an investor who is able to bear the economic consequences of losing its entire investment; (ii) an investment in the Securities is speculative and involves a high degree of risk of loss; and (iii) there are substantial restrictions on the transferability of, and there is not currently and there may never be a public market for, the Securities, and accordingly, the Investor may not be able to liquidate an investment in the Securities in the case of an emergency.

(i)   Ability to Bear Risk. The Investor has the financial ability (i) to bear the economic risk of an investment in the Securities; (ii) to hold the Securities for an indefinite period of time; and (iii) to afford a complete loss of an investment in the Securities without experiencing any undue financial difficulties. In addition, the Investor's commitments to all speculative investments (including the investment in the Securities) are reasonable in relation to the Investor's net worth and annual income.

(j)   Access to Data. The Investor has received and reviewed information about the Company and has had an opportunity to discuss the Company's business, management, and financial affairs with the Company's management and to review the Company's facilities. The Investor understands that such discussions, as well as any written information provided by the Company, were intended to describe the aspects of the Company's business and prospects which the Company believes to be material, but were not necessarily a thorough or exhaustive description, and except as expressly set forth in this Agreement, the Company makes no representation or warranty with respect to the completeness of such information and makes no representation or warranty of any kind with respect to any information provided by any entity other than the Company. Some of such information includes projections as to the future performance of the Company, which projections may not be realized, are based on assumptions which may not be correct, and are subject to numerous factors beyond the Company's control.

(k)   Transfer Restrictions. The Investor agrees not to sell, convey, transfer, pledge, hypothecate, or otherwise dispose of any of the Securities without the prior written consent of the Company and only in accordance with the Ancillary Documents.

(l)   No General Solicitation. The Investor represents that at no time was the Investor presented with or solicited by any leaflet, public informational meeting, newspaper or magazine article, radio or television advertisement or any other form of general advertising or general solicitation relating to the purchase of the Securities.

(m)   No Guarantee. The Investor acknowledges that the Company or its principals, including any of the officers, members of the Board, stockholders of the Company (the "**Stockholders**"), employees or agents, or any other persons, whether expressly or by implication, has never represented, guaranteed or warranted by that: (a) the Company or the Investor will realize any given percentage of profits and/or amount or type of consideration, profit or loss as a result of the Company's activities or the Investor's investment in the Company; or (b) the past performance or experience of the management of the Company, or of any other person, will in any way indicate the predictable results of the ownership of the Securities or of the Company's activities.

(n)   Residence. If the Investor is an individual, then the Investor resides in the state identified in the address of the Investor set forth on the Signature Page; if the Investor is a partnership, corporation, limited liability company, or other entity, then the office or offices of the Investor in which its principal place of business is identified in the address or addresses of the Investor set forth on the Signature Page.

(o)   Survival. The representations, warranties, acknowledgments, and agreements of the Investor set forth in this Agreement shall survive both (i) the delivery of the Securities, and (ii) the Investor's death or disability, and will be binding upon the Investor's heirs, executors, administrators, successors, and assigns.

(p)   Indemnification. The Investor agrees to indemnify and hold harmless the Company, its agents, employees, officers, Stockholders, and the Board from and against any and all losses, claims, damages or liabilities (including costs and attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement made by the Investor in this Agreement.

(q)   Irrevocable Proxy. Each Investor that is purchasing less than 228,363 (i.e. $100,000 of Securities) hereby appoints, and shall appoint in the future upon request, the President and/or the Chief Executive Officer of the Company (the "**Subject Officers**") as such Investor's true and lawful proxy and attorney, with the power to act alone and full power of substitution, to, consistent with this instrument and on behalf of such Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that any Subject Officer determines is necessary or appropriate in the exercise of its authority under this instrument, (iii) take all actions necessary or appropriate in the judgement of any Subject Officer for the accomplishment of the foregoing, and (iv) vote all of the Securities in his or her sole discretion on any and all matters for which such Securities are entitled to vote, including, without limitation, all amendments to and waivers of the provisions of the Restated Certificate, and consents to any corporate actions requiring the consent of the shareholders of the Company. The proxy and power granted by each Investor pursuant to this paragraph 3.01(q) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as an Investor is an individual, will survive the death, incompetency, and disability of such Investor or any other entity holding this instrument. Each Subject Officer is an intended third-party beneficiary of this paragraph 3.01(q) and has the right, power, and authority to enforce the provisions hereof as though party hereto. With respect to the gross negligence or willful misconduct of a Subject Officer, in his or her capacity as each Investor's true and lawful proxy and attorney pursuant to paragraph 3.01(q) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his or her capacity as each Investor's representative pursuant to this instrument while acting in good faith, and any written advice of outside counsel to do or omit any act will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations, or liabilities on behalf of any Investor otherwise exist against the Proxy. Each Investor shall indemnify, defend, and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs, and expenses (including, without limitation, the fees and expenses of counsel and experts and their staffs, and all expenses of document location, duplication, and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of each Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the purchase amount for the

Securities). In no event will the Proxy be required to advance his or her own funds on behalf of any Investor or Investors or otherwise. Each Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument. A decision, act, consent, or instruction of the Proxy constitutes a decision of any applicable Investor or Investors and is final, binding, and conclusive upon such Investor or Investors. The Company, shareholders of the Company, and any other third party may rely upon any decision, act, consent, or instruction of the Proxy as being the decision, act, consent, or instruction of any applicable Investor or Investors. The Company, shareholders of the Company, and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent, or instruction of the Proxy.

(r)   Company Repurchase Right. With respect to each Investor that is purchasing less than 228,363 (i.e. $100,000 of Securities), the Company may repurchase the Securities held by such Investor prior to a Deemed Liquidation Event (as defined in the Restated Certificate) for the greater of (i) the Aggregate Purchase Price and (ii) the fair market value of the Securities held by such Investor, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase,**" and such greater value, the "**Repurchase Value**"). Such independent appraiser shall be regularly engaged in the valuation of securities.

ARTICLE IV
DISCLOSURE STATEMENTS

4.01   **Risk Factors.** AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK. The Investor is encouraged to consider the various risks associated with the business of the Company and the Securities offered hereby (the "**Offering**") including, but not limited to:

(a)   Possible Loss of Entire Investment. A prospective Investor in the Offering should be aware that, if the Company is not successful in achieving its goals and attaining profitable operations, any investment in the Company may be lost.

(b)   Operating Losses and Uncertainty of Future Profitability. There can be no assurance that the Company will achieve profitability. The Company will depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

(c)   Start-Up Venture. The Investor acknowledges that (i) the Company is a start-up company with limited financial and operating history; (ii) a start-up venture is inherently risky and speculative; and (iii) to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

(d)   Proprietary Technologies. The Company's ability to compete will depend in significant part on the proprietary nature of its technologies and the Company Intellectual Property.

(e)   <u>Privacy and Security Risk</u>. The Company regards data privacy and security a top priority. The Company also intends to deploy a hardened and secure technical infrastructure. There can however be no assurances that hackers will not develop and deploy viruses, worms, and other malicious software that may improperly gain access to sensitive customer information or negatively impact the operation of the Company's application.

(f)   <u>Preferred Distributions.</u> Other than the preferred distributions underlying the Securities and the parallel Series Seed-2 Preferred shares, currently, there are no preferred distributions.

(g)   <u>Possible Unintentional Violation of Third Party Intellectual Property Rights</u>. The Company believes all Company Intellectual Property is free of claims of third parties, either because the intellectual property was developed by the Company and its founders, is duly licensed from third parties, or because it is in the public domain as freely available for anyone to use. However, it is always possible a third party could allege one or more of the Company's products or services violate intellectual property rights of the third party. Even in the case of technology originally developed by the Company or its founders, no assurance can be given that a third party has not simultaneously developed the same or similar technology. A challenge to the Company's ability to use a third party's or its own intellectual property could materially adversely affect the Company's ability to operate and to become profitable.

(h)   <u>Dependence on Key Personnel</u>. The Company currently benefits from the services of its founder, Danyel Surrency Jones. The unexpected loss or departure of any founder or any key officer would be detrimental.

(i)   <u>Changes in Governmental Regulations</u>. Governmental authorities could issue new laws, regulations, controls or similar requirements that are not presently anticipated, and which affect the industries on which the Company expects to rely for much of its revenue. The Company is not able to predict the impact of any such laws, regulations, controls or requirements on its operations, and any significant new regulatory burdens stemming from such changes could have a material adverse effect on the Company's financial condition and the value of the Securities.

(j)   <u>Resale Restrictions</u>. There is presently no sustained, active market for the Securities nor is there any assurance that any such market will develop. Moreover, the Securities may not be sold unless compliance with the registration provisions of the Securities Act has been made or unless availability of an exemption from such registration provisions has been established. Additionally, any transfer or resale of the Securities is subject to and must be in accordance with the terms and conditions of the Ancillary Documents.

(k)   <u>Projections</u>. Projections concerning the business or financial affairs of the Company which may be provided to prospective Investors are for illustrative purposes only. These projections are based upon assumptions that management of the Company believes to be reasonable. However, there can be no assurance that actual events will correspond to the assumptions, and the projections should be viewed merely as financial possibilities based on the assumptions stated and not as a prediction or guarantee of future performance. The assumptions upon which these projections are based should be carefully reviewed by each prospective Investor. Projections or conclusions regarding the financial condition of the

Company, including projections regarding the profitability of the Company, may be substantially adversely affected by variances from the assumptions made by the Company.

(l)   Limited Participation in Management. The Board has full authority to manage the business and affairs of the Company. Such authority is subject to certain duties of care and loyalty applicable to the Board generally and subject to the provisions of the Ancillary Documents.

(m)   Withdrawal of Management. The Board and officers of the Company may withdraw at any time. Withdrawal of one or more of the members of the Board or officers could leave the Company lacking critical leadership.

(n)   Arbitrary Determination of Price. The Company has determined the Purchase Price on its own valuation analysis. Such price does not necessarily bear any relationship to the Company's present or anticipated assets or book value.

(o)   Planned Dilution. ***The Company may sell and issue additional securities in subsequent offerings to be able to fund ongoing operations***. Issuance of additional securities of the Company pursuant to such offerings may result in dilution to the Investors and the then-existing Stockholders.

(p)   Possible Subordination of Interests. The Company may borrow money and pledge assets to provide working capital. In such a case the interests of the Investors may be subordinated to the interests of such creditors.

(q)   Management Indemnification. The Company will indemnify each member of the Board and officer of the Company against losses sustained by the Board and officers in connection with the Company to the maximum extent allowable under Texas law. The Securities and Exchange Commission generally considers indemnification for liabilities arising out of the Securities Act contrary to public policy and therefore is unenforceable.

(r)   Competition. There is competition in the marketplace. Competitors may be well capitalized and quickly build a competitive offering or purchase a small competitor and provide that competitor with substantial resources to develop a competing product. Further, if a company desires to compete with the Company, there are no significant barriers to entry.

(s)   Catastrophic Events. The Company's success can also be adversely affected by catastrophic events. Such events, in the case of this venture, can include an economic downturn that leads to a cessation of revenues.

(t)   Systems Interruptions. The satisfactory performance, reliability and availability of the Company's information systems, website, technology platform and network infrastructure are critical to its operation and ability to perform efficiently. Any future systems interruption that results in the unavailability of the Company's systems could negatively affect the Company's revenues and results of operations.

(u)   Tax Matters. IN VIEW OF THE COMPLEXITIES OF THE TAX LAWS, AN INVESTOR IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES.

4.02   **Certain Tax and Regulatory Matters.**

(a)   TAX ADVICE. THIS AGREEMENT DOES NOT ADDRESS ALL OF THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THE STOCKHOLDERS. EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH AND RELY ON HIS OR ITS OWN TAX COUNSEL AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY AND AS TO APPLICABLE STATE, LOCAL AND FOREIGN TAXES. THE COMPANY HAS DONE NO INDEPENDENT AUDIT OF THE COMPANY'S FINANCIALS OR TAX CONSEQUENCES OF AN INVESTMENT IN THE OFFERING.

(b)   NOTICE PURSUANT TO IRS CIRCULAR 230. THE DISCUSSION HEREIN IS NOT INTENDED OR WRITTEN BY THE COMPANY, ITS COUNSEL OR THE PLACEMENT AGENT TO BE USED, AND CANNOT BE USED BY ANY PERSON FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MIGHT BE IMPOSED UNDER U.S. TAX LAWS. THIS DISCUSSION IS PROVIDED TO SUPPORT THE OFFERING OF THE SECURITIES, AND ACCORDINGLY IS WRITTEN IN SUPPORT OF THE MARKETING OF THE SECURITIES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR CONCERNING THE POTENTIAL TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

(c)   Private Placement Status. As a purchaser of securities in a private placement not registered under the Securities Act, the Investor will be required to represent that it is acquiring the Securities for its own investment and not with a view for resale or distribution. The Company may elect to only sell Securities to "accredited investors," as defined in Regulation D under the Securities Act. Further, the Investor must be prepared to bear the economic risk of the investment for an indefinite period, because the Securities cannot be sold unless they are first registered under the Securities Act, or an exemption for such registration is available. It is extremely unlikely that the Securities will ever be registered under the Securities Act.

(d)   Additional Information. Prospective Investors are urged to request any additional information they may consider necessary in making an informed investment decision. Prior to the consummation of the Offering, the Company will provide to the prospective Investor and such Investor's representatives and advisers, if any, the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and to obtain any additional information that is necessary to verify the accuracy of the information furnished to such prospective Investor. Any such questions should be directed to the Board and officers of the Company. No other persons have been authorized to give information or to make any representations concerning the Offering, and if given or made, such other information or representations must not be relied upon as having been authorized by the Company.

(e)   Offer; Solicitation. This Agreement does not constitute an offer or solicitation in any state or other jurisdiction to any person or entity to which it is unlawful to make such offer or solicitation in such state jurisdiction.

4.03   **U.S. Federal Income Tax Considerations.**

(a)   The following discussion is a general summary of certain significant United States federal income tax consequences of an investment in the Company. The following discussion does not discuss all the potential tax considerations relevant to the Company or its operations. Moreover, the tax considerations relevant to a specific Investor depend upon its particular circumstances. <u>EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR FOR FURTHER INFORMATION ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING AND HOLDING THE SECURITIES.</u>

(b)   The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "**Code**"), and administrative and judicial interpretations thereof, as of the Effective Date, all of which are subject to change (possibly on a retroactive basis). No tax rulings have been or are anticipated to be requested from the Internal Revenue Service (the "**Service**") or other taxing authorities with respect to any of the tax matters discussed herein.

(c)   Except as specifically noted, the following general discussion assumes that the Investor is a United States resident individual or a domestic corporation that is not tax-exempt and that the Investor holds its Securities as a capital asset and is the initial holder of such Securities. Except as specifically indicated, the following discussion does not deal with the consequences of the ownership of Securities by special classes of holders, such as dealers in securities or life insurance companies. Special rules applicable to tax-exempt Investors and non-U.S. Investors are discussed separately below.

(d)   <u>Investment by Non-U.S. Persons</u>. The Company has reserved the right to sell Common Shares to non-U.S. corporations, trusts and estates and individuals who are neither citizens nor residents of the United States ("**foreign investors**"). The U.S. federal income tax treatment of a foreign investor investing as an Investor in the Company is complex and will vary depending upon the circumstances of each foreign investor and the activities of the Company. Each foreign investor is urged to consult with its own tax adviser regarding the federal, state, local and foreign tax treatment of its investment in the Company.

(e)   <u>Certain Considerations Applicable to ERISA, Governmental and Other Plan Investors</u>. Employee benefit plans that are subject to the fiduciary provisions of ERISA (including, without limitation, pension and profit-sharing plans), plans that are subject to Section 4975 of the Code (including, without limitation, individual retirement accounts ("**IRAs**") and Keogh plans) and entities deemed to hold "plan assets" of any of the foregoing (each, a "**Benefit Plan Investor**"), as well as governmental plans, foreign plans and other employee benefit plans, accounts or arrangements that are not subject to the fiduciary provisions of ERISA or Section 4975 of the Code, and trusts or other entities supporting or holding the assets of any of the foregoing (collectively, with Benefit Plan Investors, referred to as "**Plans**"), may generally invest in the Company, subject to the following considerations.

(i)   *General Fiduciary Considerations for Investment in the Company by Plan Investors*. The fiduciary provisions of ERISA, and the fiduciary provisions of pension codes applicable to governmental, foreign or other employee benefit plans or retirement arrangements that are not subject to ERISA may impose limitations on investment in the Company. Fiduciaries of Plans, in consultation with their advisors, should consider, to the extent applicable, the impact of such fiduciary rules and regulations on an investment in the Company. Among other considerations, the fiduciary of a Plan should take into account the composition of the Plan's portfolio with respect to diversification; the cash flow needs of the Plan and the effects thereon of the illiquidity of the investment; the economic terms of the Plan's investment in the Company; the Plan's Companying objectives; the tax effects of the investment and the tax and other risks described in the sections of this Agreement discussing tax considerations and risk factors; the fact that the investors in the Company are expected to consist of a diverse group of investors (including taxable, tax-exempt, domestic and foreign entities) and the fact that the management of the Company will not take the particular objectives of any investors or class of investors into account. Plan fiduciaries should also take into account the fact that, while the Board of Directors will have certain general fiduciary duties to the Company, the Board of Directors will not have any direct fiduciary relationship with or duty to any investor, either with respect to its investment in interests or with respect to the management and investment of the assets of the Company. Similarly, it is intended that the assets of the Company will not be considered plan assets of any Plan or be subject to any fiduciary or investment restrictions that may exist under pension codes specifically applicable to such Plans. Each Plan will be required to acknowledge and agree in connection with its investment in interests to the foregoing status of the Company and the Board of Directors and that there is no rule, regulation or requirement applicable to such investor that is inconsistent with the foregoing description of the Company and the Board of Directors. Plan fiduciaries may be required to determine and report annually the fair market value of the assets of the Plan. Since it is expected that there will not be any public market for the interests, there may not be an independent basis for the Plan fiduciary to determine the fair market value of such interests.

(ii)   *ERISA and Other Benefit Plan Investors.* A fiduciary acting on behalf of a Benefit Plan Investor, in addition to the matters described above, should take into account the following considerations in connection with an investment in the Company.

(A)   Individuals Investing with IRA Assets. Securities sold by the Company may be purchased or owned by Investors who are investing assets of their IRAs. The Company's acceptance of an investment by an IRA should not be considered to be a determination or representation by the Company, the Board, or any of their respective affiliates that such an investment is appropriate for an IRA. In consultation with its advisors, each prospective Investor that is an IRA should carefully consider whether an investment in the Company is appropriate for, and permissible under the terms of its IRA governing documents. Prospective Investors that are IRAs should consider in particular that the Securities will be illiquid and that it is not expected that a significant market will exist for the resale of the Securities, as well as the other general fiduciary considerations described above. Although IRAs are not generally subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with "disqualified persons" and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with the Company, the Board, or any of their respective affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with the Company, the Board, or any of their respective affiliates, should consult with his or her tax and legal advisors regarding the impact such interest or affiliation may have on an investment in the Securities with assets of the IRA. Investors that are IRAs should consult with their counsel and advisors as to the prohibited transaction, conflict of interest and other provisions of the Code applicable to an investment in the Company.

(B) ACCEPTANCE OF SUBSCRIPTIONS OF ANY PLAN IS IN NO RESPECT A REPRESENTATION BY COMPANY, THE BOARD, OR ANY OTHER PARTY THAT SUCH INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO THAT PLAN OR THAT THE INVESTMENT IS APPROPRIATE FOR SUCH PLAN. EACH PLAN FIDUCIARY SHOULD CONSULT WITH HIS OR HER OWN LEGAL ADVISORS AS TO THE PROPRIETY OF AN INVESTMENT IN COMPANY IN LIGHT OF THE SPECIFIC REQUIREMENTS APPLICABLE TO THAT PLAN

4.04 **Legal Matters.**

(a) <u>Securities Act of 1933</u>. The Securities will not be registered under the Securities Act or any other securities law. The Securities will be offered without registration in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act or regulations of the Securities and Exchange Commission for transactions not involving a public offering. Each prospective Investor must be an accredited investor (as defined in Regulation D promulgated under the Securities Act) OR have the knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of the investment and will be required to represent, among other customary private placement representations, that it is acquiring the Securities for investment purposes only and not with a view for resale or distribution. Further, each Investor must be prepared to bear the economic risk of the investment for an indefinite period, because the Securities can be resold only pursuant to an offering registered under the Securities Act or an exclusion from such registration requirement. It is extremely unlikely that Securities will ever be registered under the Securities Act.

(b) <u>Securities Exchange Act of 1934</u>. In connection with any acquisition or beneficial ownership by the Company of more than five percent (5%) of any class of the equity securities of a company registered under the U.S. Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), the Company may be required to make certain filings with the Securities and Exchange Commission. Generally, these filings require disclosure of the identity and background of the purchaser, the source and amount of funds used to acquire the securities, the purpose of the transaction, the purchaser's interest in the securities, and any contracts, arrangements or undertakings regarding the securities.

(c) <u>Non-U.S. Securities Laws</u>. The Securities have not been registered or qualified for public distribution under the securities laws of any jurisdiction. The Securities will be offered without registration and without the filing of a prospectus in reliance upon exemptions available under applicable law. Each prospective Investor resident outside the United States must be, and will be required to represent that it is, entitled to acquire Securities in reliance upon an exemption from the registration or prospectus requirements of applicable securities laws of its jurisdiction of residence. Further, each Investor must be prepared to bear the economic risk of the investment for an indefinite period, because the Securities can be resold only pursuant to an offering registered under the securities laws of such jurisdiction or an exclusion from such registration requirement. It is extremely unlikely that the Securities will ever be registered under the securities laws of any jurisdiction. In connection with any acquisition or beneficial ownership by the Company of more than a specified percentage of any class of the equity securities of a company that is subject to public reporting obligations under applicable securities laws, the Company may be required to make certain filings with relevant securities authorities. Generally, these filings require disclosure of the identity and background of the purchaser, the source and amount of funds used to acquire the securities, the purpose of the transaction, the purchaser's interest in the securities and any contracts, arrangements or undertakings regarding the securities. In certain circumstances, the Company may be required to aggregate its investment position in a given operating company with the beneficial ownership of that company's securities by or on behalf of the Company and its affiliates, which could require the Company, together with such other parties, to make certain disclosure filings or otherwise restrict the Company's activities with respect to such operating company securities.

ARTICLE V
CONDITIONS TO CLOSING

5.01   **Conditions to Obligations of the Company.** The Company's obligation to issue and sell the Securities to the applicable Purchasers at each Closing is subject to the satisfaction, on or prior to the applicable Closing, of the following conditions:

(a)   Compliance with Regulation Crowdfunding. The obligation of the Company to sell Securities to any Purchaser at any applicable Closing is subject to such Purchaser's completion of such documents and certificates and acceptance of such terms and conditions as the Company and/or Wefunder Portal LLC requires in connection with such Closing in order for such sale to comply with the provision of Regulation Crowdfunding under the Securities Act

(b)   Representations and Warranties True. The representations and warranties in Article IV made by each Purchaser acquiring Securities at such Closing shall be true and correct in all respects at the date of such Closing, with the same force and effect as if they had been made on and as of said date.

(c)   Performance of Obligations. Each Purchaser acquiring Securities at such Closing shall have performed and complied with all agreements and conditions herein required to be performed or complied with by such Purchasers on or before such Closing.

(d)   Investors' Rights Agreement. The IRA shall have been executed and delivered by each applicable Purchaser acquiring Securities at such Closing.

(e)   ROFR and Co-Sale Agreement. The ROFR and Co-Sale Agreement shall have been executed and delivered by each applicable Purchaser acquiring Securities at such Closing.

(f)   Voting Agreement. The Voting Agreement shall have been executed and delivered by each Purchaser acquiring Securities at such Closing.

(g)   Consents, Permits, and Waivers. The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by the Agreement and the Related Agreements (including any

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK OF POWERHANDZ, INC.

August 2018

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of PowerHandz, Inc., a Texas corporation (the "**Company**"). Such summary of terms does not constitute a legally binding obligation. Any other legally binding obligation will only be made pursuant to definitive agreements to be negotiated and executed by the parties.

OFFERING TERMS

Amount of Offering:	Up to $1,400,000 of Series Seed Preferred Stock, inclusive of the conversion of approximately $380,000 of outstanding convertible notes (which will convert into a parallel series of preferred stock).
Type of Security:	Shares of Series Seed Preferred Stock, $0.001 par value.
Price Per Share:	$0.4379 per share based on the capitalization of the Company as set forth on Exhibit A
Pre-money Valuation:	The Original Purchase Price is based upon a fully-diluted pre-money valuation of $5,000,000 including an employee pool representing 8% of the fully-diluted post-money capitalization).
Closing Date:	The initial closing of the Series Seed Financing Transaction will occur once the Company has firm commitments of at least $880,000, inclusive of existing convertible notes (the "**Initial Closing**"). Thereafter, the Company may sell additional shares of Series Seed Preferred Stock, up to the maximum amount authorized in the Amount of Offering above, in one or more additional closings for 90 days following the Initial Closing.
Investor Suitability:	The Series Seed Preferred Stock is being offered to "accredited investors" as defined by the Securities Act of 1933 and to unaccredited investors via Regulation CF in partnership with Wefunder.
Use of Proceeds:	The proceeds of the offering will be used for working capital and other general corporate purposes.
Liquidation Preference:	In the event of a liquidation (which shall include certain mergers or similar transactions, a sale or asset transfer, or a liquidation, dissolution or winding up), the holder of Series Seed Preferred Stock shall receive the greater of (a) one times the original issue price of each such share (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations, reclassifications, mergers, business acquisitions, strategic partnerships, consolidations or other similar events), or (b) the holder's pro-rata share of gross proceeds on an as-converted

basis.

Dividends:	Dividends will be paid on the Series Seed Preferred on an as-converted basis when, as, and if paid on the Common Stock.
Conversion:	The holders of the Series Seed Preferred Stock shall have the right to convert each share of the Series Seed Preferred Stock, at any time, into one share of Common Stock (subject to certain adjustments for dividends, subdivisions, combinations and the like).
Automatic Conversion:	The Series Seed Preferred Stock will automatically convert into one share of Common Stock (subject to certain adjustments for dividends, subdivisions, combinations and the like) upon consummation of a liquidity event.
Preemptive Rights:	Holders of Series Seed Preferred Stock who have invested at least $100,000 ("**Major Investors**") will have the right to participate on a pro rata basis in subsequent issuances of equity securities (subject to certain customary exclusions, such as securities offered and sold in an underwritten public offering, securities issued in connection with acquisition or recapitalization transactions and securities issued pursuant to stock option or similar plans).
Non-Redeemable:	The Series Seed Preferred Stock will not be redeemable.
Voting Rights:	The Series Seed Preferred Stock will vote together with the Common Stock and not as a separate class except as specifically provided herein or as otherwise required by law. Each share of Series Seed Preferred Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series Seed Preferred Stock. All investors who invest through Wefunder shall execute a proxy to appoint the then-current CEO of the Company as the investor's true and lawful proxy to vote all shares owned by such investor.
Board of Directors:	The Company's Board of Directors shall be set at five (5). The holders of the Series Seed Preferred Stock, voting separately as a class, shall be entitled to appoint two (2) members to the Company's Board of Directors. The holders of Common Stock, voting separately as a class, shall be entitled to appoint three (3) directors.
Anti-dilution Protection:	Holders of Series Seed Preferred Stock shall receive customary broad-based weighted average anti-dilution protection.
Protective Provisions:	So long as 25% of the shares of Series Seed Preferred Stock issued in this financing remain outstanding, consent of the holders of at least a majority of the outstanding Series Seed Preferred Stock

shall be required for any action that (i) alters or changes the rights, preferences or privileges of the Series Seed Preferred Stock, (ii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on parity with the Series Seed Preferred Stock, (iii) amends or waives any provision of the Company's Certificate of Formation or Bylaws, relative to the Series Seed Preferred Stock, (iv) increases or decreases the authorized number of shares of Common Stock or Preferred Stock, (v) increases or decreases the authorized size of the Company's Board of Directors, (vi) results in any merger, other corporate reorganization, sale of control, liquidation, dissolution, or any transaction in which all or substantially all of the assets of the Company are sold, (vii) issues one or more debt instruments totaling $250,000 or more.

Right of First Refusal: In the event that Danyel Jones elects to sell more than twenty percent (20%) of her outstanding capital stock, such stock shall be subject to a right of first refusal by Company first and Major Investors second.

Tag-Along & Drag-Along: The Major Investors shall be entitled to co-sale rights in the event that Danyel Jones elects to sell more than twenty percent (20%) of her outstanding capital stock. All Series Seed Preferred Stock shall be subject to a drag-along provision whereby if the Board of Directors and at least 50% of the holders of the Common Stock and 50% of the holders of Preferred Stock approve a sale transaction, then all shares of Series Seed Preferred Stock may be dragged into the transaction.

Information Rights: So long as shares of Series Seed Preferred Stock issued in this financing remain outstanding, the Company shall deliver to each Major Investor annual financial statements in the form historically prepared by the Company and quarterly investment updates. Each Major Investor shall also be entitled to standard inspection and visitation rights. These provisions shall terminate upon the Initial Public Offering of the Company's Common Stock.

Employment Agreements: Key employees, including the founders, shall enter into employment agreements with standard restrictive covenants including non-compete and non-solicitation provisions.

Insurance: Following the issuance of the Series Seed Preferred Stock, the newly constituted Board of Directors of the Company shall determine the terms of a Directors, Officers Liability Insurance policy and any key man life insurance policy, which policies shall be provided at the Company's expense.

Definitive Documentation: The terms set forth herein are subject to execution of legal documentation reasonably acceptable to the Company and the purchasers of Series Seed Preferred Stock. The documents for the transaction will contain representations and warranties, covenants, and other items appropriate for the transaction.

The Company retains the right to accept or deny any investment.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

Powerhandz, Inc.
_____

Founder Signature
_____

Name: [FOUNDER NAME]
_____

Title: [FOUNDER TITLE]
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

By: _____

By: *Investor Signature*
_____

Name: [INVESTOR NAME]
_____

Title: [TITLE]
_____

State of Residency: [STATE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT A

CAPITALIZATION

	Pre-Transaction		Post-Transaction	
	Number of Shares	**Ownership %**	**Number of Shares**	**Ownership %**
Founders	7,020,000	68.6271%	7,020,000	51.0650%
Common Shareholders	1,035,137	10.1194%	1,035,137	7.5298%
Option Holders	1,074,284	10.5021%	1,074,284	7.8146%
Reserved Option Pool	1,099,774	10.7513%	1,099,774	8.0000%
Series Seed-2 – Convertibles	-	-	1,188,680	8.6467%
Series Seed-1 – New Investors	-	-	2,329,299	16.9438%
Total	**10,229,195**	**100.0000%**	**13,747,173**	**100.0000%**